SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No. 4

Name of
Issuer:  PULITZER PUBLISHING COMPANY
         ____________________________________________________________________

Title of Class
of Securities:  Common Stock

CUSIP Number:   745771105


 1)  NAME OF I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

     The Prudential Insurance Company of America    22-1211670

 2)  MEMBER OF A GROUP:  (a)  N/A
                         (b)  N/A

 3)  SEC USE ONLY:




 4)  PLACE OF ORGANIZATION:  A mutual insurance company organized under the laws of the State of New Jersey

NUMBERS OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

 5)  Sole Voting Power:             93,937    Not Applicable
 6)  Shared Voting Power:                0    Not Applicable
 7)  Sole Dispositive Power:        93,937    Not Applicable
 8)  Shared Dispositive Power:           0    Not Applicable

 9)  AGGREGATE AMOUNT BENEFICIALLY OWNED:  93,937 Not Applicable

10)  AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES:  N/A

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  0.6Not Applicable

12)  TYPE OF REPORTING PERSON:  BD, IC, IA

ITEM 1(a).  NAME OF ISSUER:

            PULITZER PUBLISHING COMPANY

ITEM 1(b).  ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

            900 North Tucker Boulevard
            St. Louis, Missouri  63101

ITEM 2(a).  NAME OF PERSON FILING:

            The Prudential Insurance Company of America

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            Prudential Plaza
            Newark, New Jersey  07102-3777

ITEM 2(c).  CITIZENSHIP:

            A mutual insurance company organized under the laws of the State of New Jersey

ITEM 2(d).  TITLE OF CLASS SECURITIES:

            Common Stock

ITEM 2(e).  CUSIP NUMBER:

            745771105

ITEM 3. The Person filing this statement is an Insurance Company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934, a Broker-Dealer registered under Section 15 of that Act and an Investment Adviser registered under
            Section 203 of the Investment Advisers Act of 1940.

ITEM 4.     OWNERSHIP:

            (a) Number of Shares
                Benefically Owned:              93,937  Not Applicable

            (b) Percent of Class:    0.6   Not Applicable

                                                   Number
            (c) Powers                          Of Shares
                ---------------------           ---------
                Sole power to vote or              93,937   Not Applicable
                to direct the vote

                Shared power to vote or                 0   Not Applicable
                to direct the vote

                Sole power to dispose or           93,937   Not Applicable
                to direct disposition

                Shared power to dispose                 0   Not Applicable
                or to direct disposition


ITEM 5.     OWNERSHIP OF 5% OR LESS OF A CLASS:

            Prudential has ceased to be the owner of more than 5% of the outstanding Common Stock of this issuer.

ITEM 6.     OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:

            Not Applicable

ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
            WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
            ULTIMATE PARENT COMPANY:

            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not Applicable

ITEM 10.    CERTIFICATION:  Not Applicable


                                   SIGNATURE

                 After reasonable inquiry and to the best of its knowledge and belief, The Prudential Insurance Company of America certifies that the information set forth in this statement is true, complete and correct.


             THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

             By:  Derek D. Burke
                  Director, Securities Law Compliance

             Date:   February 12, 1996

             As of:  December 31, 1995